GRYPHON RESOURCES, INC.
6550 RALEIGH STREET
VANCOUVER, BRITISH COLUMBIA
CANADA, V5S 2W8
Ph:  778.891.7072
Fax: 604.488.0239

August 6, 2007

United States Securities and
Exchange Commission
Mail Stop 7010
Washington, D.C.,
20549-7010

Sent via courier

Attention:       Mr. Jason Wynn

Dear Mr. Wynn

Re:      Gryphon Resources, Inc. SB-2/A-2 Filing – File Number 333-140880

Dear Mr. Wynn

Enclosed please find four copies of the SB-2/A-2 filing made by Gryphon Resources, Inc. on August 6, 2007. As per your requirements, one copy has been signed. We trust the foregoing to be satisfactory and we look forward to your comments.

Best regards,

/s/ Louie Jurinak

Louie Jurinak
President

Enclosures